US$100,000,000	Filed pursuant to rule 433
Floating Rate Subordinated Notes due 2036 (re-opening) File No. 333-132177
Terms and Conditions:

Issuer:	Citigroup Inc.

Ratings:	Aa2/AA-/AA (Moody’s / S&P / Fitch)

Trade Date:	May 23, 2007

Settlement Date:	May 31, 2007 (T+5 days)

Maturity:	August 25, 2036

Par Amount:	U.S.$100,000,000. Upon settlement, the notes will form part of the same series as, and will be fungible with, Citigroup’s outstanding Floating Rate Subordinated Notes due 2036 issued on August 25, 2006 and December 14, 2006, and the aggregate principal amount of this series of notes will be $525,000,000.

Ranking:	Subordinated

Coupon:	Three-month USD LIBOR (Telerate) plus 0.55% per annum. The interest rate for the interest period commencing on May 25, 2007 is 5.91% per annum.

Discount Margin:	Three-month USD LIBOR (Telerate) plus 0.51% per annum.

Public Offering Price:	100.559% plus accrued interest from May 25, 2007

Net Proceeds to Citigroup:	$99,807,500 (before expenses but including accrued interest).

Interest Payment Dates:	The 25th day of each February, May, August and November of each year, with adjusted modified following business day convention. The next interest payment date is August 27, 2007.

Interest Rate Determination Dates:	Two London business days prior to the start of each Interest Payment Date.

Day Count:	Actual/360.

Defeasance:	Applicable. Provisions of Article Eleven of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the subordinated notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination /
Multiples:	$100,000/ multiples of $1,000 in excess thereof

Book Manager:	Citigroup Global Markets Inc.

Senior Co-Lead Managers:	Goldman, Sachs & Co. Lehman Brothers Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Junior Co-Lead Managers:	Banc of America Securities LLC Barclays Capital Inc. Bear, Stearns & Co. Inc. Jackson Securities LLC Sandler, O’Neill & Partners, L.P. SBK-Brooks Investment Corp. Utendahl Capital Partners, L.P.

US$100,000,000	Filed pursuant to rule 433
Floating Rate Subordinated Notes due 2036 (re-opening) File No. 333-132177

Issuer:	Citigroup Inc.

CUSIP:	172967 DS 7

ISIN:	US172967DS78

Common Code:	026584914

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-132177. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.